Item 77D

The Board of Trustees of Met Investors Series Trust (the Trust) has approved withdrawing the American Funds Bond Portfolios (the Portfolio) investment in the Bond Fund (the Master Fund), a series of the American Funds Insurance Series, and hiring J.P. Morgan Investment Management Inc. (JPMIM) as the Portfolios subadviser effective January 7, 2013, pursuant to a new subadvisory agreement between the Trusts investment adviser, MetLife Advisers, LLC, and JPMIM. Currently, the Portfolio, which operates as a feeder fund, invests all of its assets in shares of the Master Fund, which is managed by Capital Research and Management Company
(CRMC). Effective January 7, 2013, JPMIM will invest the Portfolios assets directly in investment securities.

J.P. Morgan Investment Management Inc. (JPMIM), subadviser to the
Portfolio, invests in a portfolio of investment grade intermediate- and long-term debt securities, principally corporate bonds, U.S. treasury obligations and other U.S. government and agency securities, and asset-backed, mortgage-related and mortgage-backed securities.
Mortgage-related and mortgage-backed securities may be structured as collateralized mortgage obligations (agency and non-agency), stripped mortgage-backed securities, commercial mortgage-backed securities, mortgage pass-through securities and cash and cash equivalents. These securities may be structured such that payments consist of interest-only (IO), principal-only (PO) or principal and interest.

The Portfolio invests, under normal circumstances, at least 80% of its net assets in bonds. The bonds in which the Portfolio invests generally will have intermediate to long maturities. The Portfolios average weighted maturity will ordinarily range between four and twelve years. The Portfolios average weighted maturity may, under certain market conditions, be shorter than four years or longer than twelve years. In addition, the Portfolio may shorten or lengthen its average weighted maturity if deemed appropriate by JPMIM for temporary defensive purposes. Because of the Portfolios holdings in asset-backed, mortgage-backed and similar securities, the Portfolios average weighted maturity is equivalent to the average weighted maturity of the cash flows in the securities held by the Portfolio given certain prepayment assumptions (also known as weighted average life).

The securities in which the Portfolio invests will be rated investment grade (or the unrated equivalent as determined by JPMIM) at the time of purchase. In addition, all of the Portfolios securities will be U.S. dollar-denominated although they may be issued by a foreign corporation or a U.S. affiliate of a foreign corporation or foreign government or its agencies and instrumentalities. JPMIM may, in its sole discretion, invest a significant portion or all of the Portfolios assets in mortgage-related and mortgage-backed securities. The Portfolio expects to invest no more than 10% of its assets in sub-prime mortgage-related securities at the time of purchase.

JPMIM buys and sells securities and investments for the Portfolio based on its view of individual securities and market sectors. Taking a long-term approach, JPMIM looks for individual fixed income investments that it believes will perform well over market cycles.

JPMIM is value oriented and makes decisions to purchase and sell individual securities and instruments after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity and the complex legal and technical structure of the transaction.